To Whom It May Concern:

We hereby consent to the use in the Registration Statement of LGH Group US, Inc. on Form S-1 to be filed on August 6, 2018, of our Report of Independent Registered Public Accounting Firm, dated August 6, 2018, on the balance sheet of LGH Group US, Inc. as of October 31, 2017 and the related statement of operations, statement of changes in stockholders' deficit and statement of cash flows for the year then ended October 31, 2017, which appears in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah

Farmington, Utah

August 6, 2018